EXHIBIT B

December 19, 2000


Mr. Thomas H. Potts
President
Dynex Capital, Inc.
4551 Cox Road
Third Floor
Glen Allen, VA  23060

     Re:  Letter of Intent for Loan to California Investment Fund, LLC
          ------------------------------------------------------------

Dear Mr. Potts:

     FREMONT INVESTMENT & LOAN ("Lender") and CALIFORNIA INVESTMENT FUND, LLC ("Borrower") are in the process of negotiating documents relating to a loan (the "Loan") in the approximate amount of $90,000,000 (the "Loan Amount") to Borrower in connection with Borrower's proposed acquisition of Dynex Capital, Inc. ("Dynex"). The Loan would be secured by, among other things, a pledge of all of Dynex's assets.

     Lender's interest in making the Loan is based, among other things, on its five-year lending relationship with Borrower and the due diligence information presented to Lender by Borrower with respect to Dynex and the proposed transaction. Please note that the actual making of the Loan is conditioned upon, among other things, Lender's confirmation of the truth and accuracy of all such due diligence information, its own due diligence regarding Dynex and the proposed transaction, Lender's receipt and approval of all reports, documents and other information required in connection with this transaction, the satisfaction of all closing conditions required by Lender in its sole discretion, the completion of the necessary documentation and the negotiation, execution and delivery of satisfactory agreements and loan documents incorporating such terms, conditions, representations and covenants as Lender may deem appropriate for this transaction, the entering into of such participation agreements with one or more interested parties as Lender may elect, and the review and approval of such other matters relating to the proposed Loan that Lender and/or its counsel may elect.

     The parties acknowledge and agree that this letter of intent does not constitute, and Lender has not issued, a commitment to make the Loan. At Lender's option, it may, at any time, terminate all further negotiations relating to the Loan without liability or notice to any party.

        Lender is a $4 billion thrift which has originated approximately 400 commercial real estate loans, in excess of $2.5 billion, across the country over the past two years.

Very truly yours,

FREMONT INVESTMENT & LOAN


/s/ Gwyneth E. Colburn by Marla Ford
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Gwyneth E. Colburn
Executive Vice President
Commercial Real Estate